Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

Set forth below is a press release of Vringo, Inc. (the “Company”), dated June 21, 2012, announcing the date for the annual meeting of the stockholders at which the stockholders of the Company will consider and vote on, among other things, certain matters in connection with the proposed merger of the Company and Innovate/Protect, Inc.

VRINGO SETS DATE FOR ANNUAL MEETING OF STOCKHOLDERS

VRINGO STOCKHOLDERS TO VOTE ON PENDING MERGER WITH INNOVATE/PROTECT

NEW YORK — JUNE 21, 2012 — Vringo, Inc. (NYSE MKT: VRNG), a provider of software platforms for mobile social and video applications, today announced that the Company’s Annual Meeting of Stockholders will be held on July 19, 2012, at 10 a.m. at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. located at the Chrysler Center, 666 Third Avenue, 32nd Floor, New York, NY. At such meeting, Vringo stockholders will consider and vote on, among other things, certain matters in connection with the proposed merger of Vringo and Innovate/Protect, Inc. pursuant to their previously announced definitive merger agreement. The Board of Directors of Vringo has recommended approval of the merger and encourages stockholders to vote “FOR” each proposal as set forth in the definitive proxy statement.

Vringo has set the close of business on June 8, 2012 as the record date for the determination of its stockholders entitled to vote at the annual meeting of stockholders.

Vringo stockholders are encouraged to read the definitive proxy statement in its entirety as it provides, among other things, a detailed discussion of the proposed merger.

About Vringo, Inc.

Vringo (NYSE MKT: VRNG) is a provider of software platforms for mobile social and video applications. With its award-winning video ringtone application and other mobile software platforms, including Facetones™, Video Remix and Fan Loyalty, Vringo transforms the basic act of making and receiving mobile phone calls into a highly visual, social experience.

Vringo has entered into a definitive merger agreement with Innovate/Protect, Inc. For more information, visit: www.vringoIP.com.

Vringo's video ringtone service enables users to create or take video, images and slideshows from virtually anywhere and turn it into their visual call signature. Vringo's Facetones™ application creates an automated video slideshow using friends' photos from social media web sites, which is played each time a user communicates with a friend using a mobile device. For more information, visit: www.vringo.com and www.vringoinc.com.

About Innovate/Protect, Inc.

Innovate/Protect, Inc. is an intellectual property firm founded in 2011 whose wholly-owned subsidiary, I/P Engine, Inc. holds eight patents that were acquired from Lycos, Inc.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Vringo, or Innovate/Protect or the solicitation of any vote or approval. In connection with the proposed transaction, Vringo filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement/prospectus of Vringo. The definitive proxy statement/prospectus of Vringo will be mailed to the stockholders of Vringo and the stockholders of Innovate/Protect beginning today. Investors and security holders of Vringo and Innovate/Protect are urged to read carefully the definitive proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety because it will contain important information about Vringo, Innovate/Protect and the proposed transaction.

Investors and security holders of Vringo will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Vringo through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Vringo and Innovate/Protect will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger by contacting Vringo, Inc., Attn.: Cliff Weinstein, VP Corporate Development, at 44 W. 28th Street, New York, New York 10001, or by e-mail at cliff@vringo.com. Investors and security holders of Innovate/Protect will also be able to obtain free copies of the definitive proxy statement/prospectus for the merger by contacting Innovate/Protect, Attn.: Chief Operating Officer, 380 Madison Avenue, 22nd Floor, New York, NY 10017, or by e-mail at info@innovateprotect.com.

Vringo and Innovate/Protect, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Vringo and Innovate/Protect. Information regarding Vringo's directors and executive officers is contained in Vringo's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on March 30, 2012, and in the definitive proxy statement/prospectus. Information regarding Innovate/Protect's directors and officers and a more complete description of the interests of Vringo's directors and officers in the proposed transaction is available in the definitive proxy statement/prospectus.

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Forward-Looking Statements

This press release includes forward-looking statements, which may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially include, but are not limited to: our ability to complete our previously announced proposed merger with Innovate/Protect, Inc., our ability to raise capital to fund our operations, the continued listing of our securities on the NYSE MKT, market acceptance of our products, our ability to protect our intellectual property rights, competition from other providers and products and other factors discussed from time to time in our filings with the Securities and Exchange Commission. Vringo expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Investors:

Cliff Weinstein

Executive Vice President

Vringo, Inc.

646-532-6777 (o)

cliff@vringo.com

Media:

Caroline L. Platt

The Hodges Partnership

804-788-1414 (o)

804-317-9061 (m)

cplatt@hodgespart.com

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